Israel Growth Partners Acquisition Corp.

Yahalom Tower (28th Floor), 3a Zabotinski St.

Ramat Gan 52520, Israel

July 11, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Bennet

Re:	IsraelGrowth Partners Acquisition Corp. RegistrationStatement on Form S-1 filed September 15, 2005, as amended SEC File No. 333-128355

Dear Sirs:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-1 of Israel Growth Partners Acquisition Corp. (the “Company”) be accelerated and that the Registration Statement become effective at 5:00 p.m. on July 11, 2006, or as soon thereafter as possible.

In connection with the foregoing acceleration request, the Company acknowledges that:

•	Should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ISRAEL GROWTH PARTNERS ACQUISITION CORP.

By:	/s/ Dror Gad
Dror Gad Executive Vice President and Chief Financial Officer